LEAD INVESTOR



Jeffrey Weber

Jessica Michael Davis is an extremely talented filmmaker. I was introduced to Jessica by mutual friends, also filmmakers, when she launched her crowdfunding campaign for the short, ESCAPING OHIO. After reviewing Jessica's material, I invested in the short film as an Associate Producer. The short film and experience working with Jessica exceeded my expectations. While in many ways ESCAPING OHIO is a classic coming of age film exploring universal themes, Jessica's focus on the beauty and uniqueness of Ohio provides a fresh, authentic take on the teen romance genre. When Jessica told me that she was developing ESCAPING OHIO into a feature version, I wanted to be involved in the project. After reviewing her conservative budget and reading the script, I decided to invest in the film as an Executive Producer and her Lead Investor. Jessica and Collin Kelly-Sordelet will reprise their roles as Sam and JJ, two 18-year-olds facing adulthood. Collin, a Juillard-trained actor, co-wrote both the short and feature version of ESCAPING OHIO. ESCAPING OHIO tells a story which mirrors Jessica's own personal journey. Collin and Jessica have compelling on-screen chemistry. After seeing them work together, I wanted to see more! As a retired investment professional, I am impressed by Jessica's business acumen. She was able to create a high quality short film with multiple locations on a responsible budget and on schedule during a pandemic. While all film investments are speculative, given the cost structure of the feature, rom-com/teen movie genre, and ever increasing demand for content by streaming platforms, I think the project is well positioned for financial success and a positive return on invested capital. I am delighted to once again collaborate with Jessica and support this exciting film project.

Invested $25,000 this round & $25,000 previously